EXHIBIT (d)(2)(J)

403(b) Tax Sheltered Annuity Endorsement

403(b)

TAX SHELTERED ANNUITY ENDORSEMENT

When issued with this Endorsement, your Policy becomes a tax-sheltered annuity Policy (TSA) which meets the requirements of Internal Revenue Code ("the Code") Section 403(b), as amended. The Policy, together with this Endorsement, shall be administered such that it fully complies with all the requirements for the Policy to remain a qualified tax sheltered annuity under Code Section 403(b). Any further amendments to the Policy required to assure such compliance will be sent to you after we receive approval, as required, from State insurance regulators. This Endorsement is intended as our good faith compliance with the requirements of the federal Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") as it affects Section 403(b) policies, and is intended to be construed in accordance with EGTRRA and guidance issued thereunder.

ENDORSEMENT LANGUAGE CONTROLS

If there is a discrepancy between any provision in the Policy and this Endorsement, the affected Endorsement provision language shall control.

DEFINED TERMS

Distributee means you, the Owner. With regard to the interest of a spouse or former spouse, distributee may also include your surviving spouse or may also include your spouse who is the alternate payee under a qualified domestic relations order as defined in Code Section 414(p).

Employer means either: (a) an organization described in Code Section 501(c)(3) which is exempt from Federal income tax under Code Section 501(a); or (b) a State, a political subdivision of a State or an agency or instrumentality of any of the foregoing, with respect to employees who perform services for any educational organization, as described in Code Section 170(b)(1)(A)(ii).

Plan means an ERISA Plan, which is a program established by an employer for the purchase of annuities for its employees and which is subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA"). In this Endorsement, Plan generally refers to a tax deferred retirement plan sponsored by an employer described in Code Section 501(c)(3) or as described in Code Section 170(b)(1)(A)(ii), and permitted to be funded by tax sheltered annuities. Discussion of eligible retirement plans may also include individual retirement accounts described in Code Section 408(a) and individual retirement annuities described in Code Section 408(b).

You, Owner, Annuitant, Employee shall all be the same person, and shall be an employee eligible to participate in a qualified retirement plan under Code Section 403(b).

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PREMIUMS

Premiums or contributions under the Policy must be remitted by the Employer. You may, with our agreement, (i) transfer to the Policy any amount held under a contract or account that meets the requirements of Code Section 403(b) ("Transferred Funds"), or (ii) roll over contributions from a contract or account that meets the requirements of Code Sections 403(b) or 408(d)(3)(A)(iii). If you make a transfer as described in (i) above, you must tell us the portion, if any, of the Transferred Funds which are (a) exempt from the payment restrictions described below and (b) eligible for delayed distribution under the Required Minimum Distribution provision below. If you do not tell us, then we will treat all such amounts as being subject to the applicable tax restrictions. Any Transferred Funds from a contract not issued by us will be reduced by the amount of any tax charge that applies, as we determine.

Contributions to the Policy are limited for the year computed as required by Code Sections 403(b), 415, and 402(a). This limit is $11,000 in Year 2002, and automatically increases by $1,000 each year until reaching $15,000 in Year 2006. (In determining contribution limits, the maximum exclusion allowance under Code Section 403(b)(2) is repealed after January 1, 2002.) Also, subject to these limits and upon receiving proof of your retirement date, you may also make contributions to your Policy for up to five years after retirement from employment. If you make a withdrawal from the Policy due to disability, you will not be permitted to make additional premium payments for the period of time you are disabled. Unless this Policy is purchased under an ERISA Plan and "employer contributions" may be made, all contributions are made by your Employer under a salary reduction agreement you enter into with your Employer. If contributions to the Policy inadvertently cause the excess deferral limit under Code Section 415(c) to be violated, such deferrals must be distributed by April 15 of the following calendar year, subject to any Policy withdrawal charge that may be applicable.

Notwithstanding any provision of the Policy to the contrary, premium payments will be permitted with respect to qualified military service in accordance with the requirements of Code Section 414(u), if applicable, and limited to limits imposed by Code Section 403(b).

We reserve the right to reject or refund any premium when we believe doing so is necessary for the Policy to comply with Code Section 403(b) or the Plan.

CHARGES

In addition to charges identified in your Policy, this Endorsement adds or substitutes the following charges:

Monthly Charge

A percentage of the Policy value will be deducted from the Policy value for the life of the Policy, and is referred to in the Policy Specifications as the Monthly Charge. The Monthly Charge will be deducted on the same date in each succeeding month as the Policy date. This date is referred to in the Policy Specifications as the monthly activity date. Whenever the monthly activity date falls on a day other than a Business Day, the Monthly Charge will be deducted on the next Business Day.

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Withdrawal Charge

The schedule of withdrawal charges in your Policy is replaced by the following schedule:

Years since receipt of premium	% of each premium withdrawn
1	8%
2	8%
3	8%
4	7%
5	6%
6	5%
7	3%
8+	0%

Any withdrawal charges applicable to your Policy will be waived upon withdrawals:

•	upon your separation of service after the ninth Policy year anniversary;
•	due to your disability prior to your age 65. Additional premium will not be allowed after you exercise this waiver. According to Code Section 72(m)(7), you will be considered to be disabled if you are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or to be of long-continued and indefinite duration. You will not be considered to be disabled unless you furnish proof of disability on a form approved by us.

Loan Origination Fee

We may charge a reasonable fee not to exceed $40 for each loan as loan origination expenses; however, this fee will be waived if loan repayment is established on an automatic basis.

LOANS

We will not accept transfer of existing loans if this Policy is purchased with assets rolled over from an existing 403(b) tax sheltered annuity.

Loan requests must be in writing. A loan origination fee may apply, as stated in the CHARGES section above. You must complete a loan application and execute a promissory note in favor of Ameritas Life Insurance Corp. The Policy is the only security we require. We have a prior lien against the Policy for any money owed to us under it. Our lien is superior to the claim of any assignee or other person.

Loans are only available if your Policy value is at least $5,000. You can take loans from the Policy value beginning one year after the Policy is issued up to the Annuity Date, and cannot take out more than one loan each Policy year. Loans are subject to the terms of the Policy, the Plan, and federal tax law. We reserve the right to modify the terms of a loan to comply with changes in applicable law, or to reject any loan request if we believe it may violate the terms of the Plan or applicable law. We are not responsible for compliance of a loan request with Plan requirements.

If your Policy is surrendered, the Cash Surrender Value is the Policy value less any applicable withdrawal charge, Policy fee, outstanding Policy loan and premium tax charge not previously deducted.

Minimum and Maximum Loan Amounts

Minimum - $1,000. Each loan must individually satisfy this minimum amount.

Maximum - We will calculate the maximum nontaxable loan amount based upon information provided by you or your employer.

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Loans may be taxable if you have additional loans from other plans. The total of all your outstanding TSA loans must not exceed the lesser of (i) $50,000 reduced by the highest outstanding balance owed during the previous 12 months, or (ii) 50% of your Policy value.

How Loans are Processed

All loans are made from our general account. We transfer Policy value in the amount of the loan to our general account as security for the loan. We also transfer Policy value in the amount of any loan origination fee, except that the amount of any such fee will not be added to the amount of the indebtedness. The transfer is made in proportion to assets in and among the Subaccounts and in the Fixed Account, unless you give us different allocation instructions. No withdrawal charge is levied upon Policy value transfers related to loan processing. Spousal consent may be required on any loan.

Loan Interest

Interest Credited: Policy value that is collateral for a Policy loan is credited a guaranteed minimum annual rate of interest no less than the rate guaranteed for the Policy's Fixed Account. We may credit a higher current interest rate.

Interest Charged: We charge interest against any Policy loan balance. Interest accrues daily and is added to the Policy loan debt. The guaranteed maximum annual rate is 8% in arrears. We may charge a lower current rate.

Loan Repayment

Loans must be repaid within 5 years, or 15 years if the loan is used to purchase your principal residence. You also may repay a loan in a lump sum. Loan repayments must be identified as such; if they aren't, we'll treat them as additional Policy premium payments and they will not reduce the outstanding loan. Loan repayments must be substantially level and made at least quarterly. Repayments are allocated to the Subaccounts and Fixed Account pursuant to your then current investment option allocation instructions. Any repayment due under the loan that is unpaid for 90 days will cause the loan balance to become immediately due without notice. The loan will then be treated as a deemed Policy distribution and reported as income to be taxed to you.

Loan repayments should be made to Ameritas Life Insurance Corp.

Policy Distributions, including Annuity Income Payments

While a loan is outstanding, any Policy distributions made, including determination of annuity income payments, will be reduced by the amount of the outstanding loan plus accrued interest.

Transferring the Policy

We reserve the right to restrict any transfer of the Policy while a loan is outstanding.

DISTRIBUTIONS

When Annuity Income Payments Begin

Annuity income payments begin on the Annuity Date as set forth in your Policy. If you choose an Annuity Date later than age 70½, you must withdraw at least the required minimum distribution as stipulated by tax regulations that apply, unless you elect to satisfy these requirements through other 403(b) arrangements you may have.

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Permitted Distributions

Distributions of Policy value will only be permitted:

•	upon the Owner's separation of service;
•	after the Owner's age 59½;
•	due to disability within the meaning of Code Section 72(m)(7);
•	due to hardship, as permitted under Code Section 403(b). (Hardship distributions may not be made from income attributable to salary reduction contributions.)

Distributions may be further restricted if we are notified of more restrictive Plan limits.

Despite the distribution restrictions stated above, we will permit distributions of salary deferrals in excess of Code limits contributed to the Policy, and any allocable gain or loss, including that for the "gap period" between the end of the taxable year and distribution date, provided you notify us in writing by March 1 of the year following the taxable year of the excess deferral and certify the amount of the excess deferral.

Distributions attributable to contributions transferred from a custodial account qualified under Code Section 403(b)(7) or from an annuity under Code Section 403(b)(1) shall be subject to the same or, where there has been more than one transfer, more stringent distribution requirements as they were subject to prior to the transfer, unless otherwise permitted by law or regulation.

If your employer has established an ERISA plan under Code Section 403(b), we will restrict any distributions under the Policy pursuant to Code Sections 402(a)(11) and 417.

Trustee-to-trustee transfers to another 403(b) qualified plan are not considered a distribution and are not restricted by this Endorsement.

If the Owner's employer has established an ERISA plan under Code Section 403(b), any distributions under this Policy will be restricted, as provided in Code Sections 401(a)(11) and 417.

Direct Rollover Option

A distributee under the Policy, or the distributee's surviving spouse, or the spouse of the distributee's former spouse who is an alternate payee under a qualified domestic relations order (as defined in Code Section 414(p)) (collectively, the "distributee" for purposes of this paragraph), may elect to have any portion of an eligible distribution paid directly to an eligible retirement plan specified by the distributee as a direct rollover. (For purposes of a direct rollover, an eligible retirement plan includes 403(b) annuity policies and Code Section 457 plans.) The direct rollover option is not available to the extent that a minimum distribution is required under Code Section 402(a)(9). The direct rollover option also does not apply to Policy distributions permitted and made on account of a hardship. We reserve the right to determine the amount of the required minimum distribution.

If Policy annuity income payments have already begun, a direct rollover option does not apply to those payments being paid: a) in substantially equal periodic payments for a period of ten years or more; or, b) as part of a life annuity.

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Required Minimum Distributions

Distributions under the Policy made on or after January 1, 2002 will be subject to Required Minimum Distribution requirements of Code Section 401(a)(9) pursuant to guidelines thereunder proposed by the Internal Revenue Service ("IRS") in January 2001 until the end of the calendar year preceding the effective date of final regulations adopted thereunder or such other date specified in guidance published by the IRS.

Required Minimum Distribution payments for this Policy must be computed for the calendar year you turn age 70½ and for each year thereafter. The Required Minimum Distribution payments you compute must start no later than April 1 of the calendar year after you turn age 70½, except as otherwise noted below, and except that if your employer is a church or government organization, the start date is the later of this date or April 1 of the calendar year after you retire.

Payments of your annual Required Minimum Distribution calculated for this Policy may be made from this Policy or from another 403(b) arrangement that you maintain, if permitted by Internal Revenue Service rules. These payments may be made under any method permitted for 403(b) Plans and acceptable to us; several of your Policy's annuity income options fulfill the Code requirements.

If you die after Required Minimum Distribution payments have begun, the remaining amount of your Policy value must continue to be paid at least as quickly as under the calculation and payment method being used before your death.

If you die before Required Minimum Distribution payments begin, payment of your Policy value must be completed no later than December 31 of the calendar year in which the fifth anniversary of your death occurs, except to the extent that a choice is made to receive death benefit payments under (a) and (b) below:

(a)	If payments are to be made to a beneficiary, then the Policy value may be paid over the life or life expectancy of the named beneficiary. Such payments must begin on or before December 31 of the calendar year which follows the year of your death.

(b)	If the named beneficiary is your spouse, the date that payments must begin under(a) above will not be before (i) December 31 of the calendar year which follows the year of your death or, if later, (ii) December 31 of the calendar year in which you would have reached age 70½.

LIMITS ON LIABILITY FOR 403(b) QUALIFICATION

Ameritas Life Insurance Corp. will ensure that the contract qualified as an annuity for federal income tax purposes. We also will ensure that the contract complies with applicable federal requirements and qualified as a tax-sheltered annuity. We will not accept responsibility for the tax consequences of actions taken by you or your employer, or actions we are directed to take by your employer that jeopardize the tax qualification of the contract.

CONVERSION OF A 403(b) POLICY TO A NON-403(b) QUALIFIED POLICY

The Internal Revenue Code only permits you to maintain a 403(b) Policy while you are covered under a 403(b) Plan. Upon no longer being covered under a 403(b) plan, you may "roll over" some or all of your 403(b) Policy assets into another tax-qualified

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annuity Policy, including an Individual Retirement Annuity Policy. Should you need to exercise such a rollover, certain distributions are permitted under Code Section 403(b) that are not permitted for IRAs. Any conversion may result in a loss of certain benefits (such as 403(b) permitted hardship withdrawals.) Upon such a conversion, your 403(b) Tax Sheltered Annuity Endorsement (and related charges) will be replaced with an Individual Retirement Annuity Endorsement (and any related charges) to assure continued compliance of your Policy with applicable tax law. You will receive full disclosure about the effect of any such conversion prior to making your election.

GENDER-NEUTRAL

The Policy is issued on a gender-neutral basis. If applicable, Policy provisions are hereby amended accordingly. Annuity income payments are calculated based upon 1983 Table "a- G" projected 17 years.

ASSIGNMENT

Neither this Policy nor any of its benefits may be assigned, sold, discounted or pledged as collateral for any purpose, except to our Company.

NONFORFEITABLE

The Owner's interest in the Policy is nonforfeitable.

EFFECTIVE DATE

This Endorsement will become effective on the date shown below and will terminate when the Policy terminates. This Endorsement may not be cancelled after issue, except when it is replaced by an Individual Retirement Annuity Policy endorsement upon conversion of this 403(b) Policy to an IRA Policy.

EFFECTIVE DATE OF RIDER

Policy Date

AMERITAS LIFE INSURANCE CORP.

/s/	Jan M. Connolly	/s/	JoAnn M. Martin
	Secretary		President
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